Grove, Inc.

17129 US Hwy 19 N.

Clearwater, FL 33760

July 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Grove, Inc. Registration Statement on Form S-3, Filed July 1, 2022 File No. 333-266000

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Grove, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM on July 12, 2022, or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely,

Grove, Inc.

By:	/s/ Allan Marshall
Name:	Allan Marshall
Title:	Chief Executive Officer